Onfolio Holdings Inc.

August 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549

Re:
Onfolio Holdings Inc.
Registration Statement on Form S-1
File No. 333-264191

Ladies and Gentlemen:

Reference is made to our letter, dated August 1, 2022, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:30 PM Eastern Daylight Time on August 4, 2022. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours, Onfolio Holdings Inc. /s/ Dominic Wells Dominic Wells Chief Executive Officer